WHITE MOUNTAIN TITANIUM CORPORATION
Augusto Leguia 100, Oficina 812
Las Condes, Santiago
Chile
(56 2) 657-1800

May 21, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	White Mountain Titanium Corporation
Registration Statement on Form S-1
File No. 333-164963

Request for Withdrawal

Dear Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), White Mountain Titanium Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-164963) filed with the Commission on February 12, 2010, together with all amendments and exhibits thereto (the “Registration Statement”).  The Registration Statement has not been declared effective, and the Company confirms that no securities have been sold under the Registration Statement.  The Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company has determined that it is not in the best interest of the Company to proceed with the Registration Statement at this time due to current economic conditions and continued weakness and uncertainty in the equity market.  The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477 (a) under the Securities Act.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact me at (604) 408-2333.

Very truly yours,

/s/ Charles E. Jenkins

Charles E. Jenkins, CFO